Exhibit 4.2

SUMMARY OF THE AMENDED AND RESTATED CREDIT AGREEMENT

As publicly disclosed by GCS on August 10, 2011, on such date GCS entered into an Amendment Agreement with regard to the Credit Agreement dated August 30, 2010, by means of which GCS had obtained the necessary funds to complete the acquisition of Farmacias Ahumada, S.A. in Chile. The parties to the agreement are as follows: (i) Grupo Casa Saba, S.A.B. de C.V. as borrower; (ii) Casa Saba, S.A. de C.V., Drogueros, S.A. de C.V., Farmacias ABC de México, S.A. de C.V., Daltem Provee Nacional, S.A. de C.V., Publicaciones Citem, S.A. de C.V., Daltem Provee Norte, S.A. de C.V., Centennial, S.A. de C.V. and Controladora Casa Saba, S.A. de C.V. as Co-Obligors; (iii) HSBC México, S.A. Institución de Banca Múltiple, Grupo Financiero HSBC and Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte as lenders, (iv) HSBC México, S.A. Institución de Banca Múltiple, Grupo Financiero SHBC, División Fiduciaria as Mexican Collateral Agent; and (v) HSBC Bank (Chile) as Chilean Collateral Agent. The effectiveness of such agreement was subject to the satisfaction of certain conditions precedent, all of which were satisfied by GCS in September 2011. The Amended and Restated Credit Agreement includes the affirmative and negative covenants that are customary for this type of transaction.

The following is a summary of the principal terms and conditions of the Amended and Restated Credit Agreement.

The Loans.

As of the September 5, 2011 of the Amended and Restated Credit Agreement, the Aggregate Amount of the Loans was divided into two tranches, each in the amount and with the characteristics set forth below:

(i)         Ps.3,939,167,424.45 (Three Billion Nine Hundred Thirty-Nine Million One Hundred Sixty-Seven Thousand Four Hundred Twenty Four Pesos 45/100) (“Tranche 1”), of which Ps.$994,500,000.00 (Nine Hundred Ninety-Four Million Five Hundred Thousand Pesos 00/100) would be funded by Banorte and Ps.2,944,667,424.45 (Two Billion Nine Hundred Forty-Four Million Six Hundred Sixty-Seven Thousand Four Hundred Twenty-Four Pesos 45/100) would be funded by HSBC México; and

(ii)        Ps.3,784,690,270.55 (Three Billion Seven Hundred Eighty-Four Million Six Hundred Ninety Thousand Two Hundred Seventy Pesos 55/100) (“Tranche 2”), of which Ps.955,500,000.00 (Nine Hundred Fifty-Five Million Five Hundred Thousand Pesos 00/100) would be funded by Banorte and Ps.2,829,190,270.55 (Two Billion Eight Hundred Twenty-Nine Million One Hundred Ninety Thousand Two Hundred Seventy Pesos 55/100) would be funded by HSBC México.

Termination of Tranche B.

HSBC Mexico’s obligation with respect to Tranche B (as such term is defined in the Original Credit Agreement) was terminated as of the Effective Date of the Amended and Restated Credit Agreement, without prejudice of any fees paid by the Borrower on or about the Drawdown Date for HSBC’s loan commitment.

Interest.

(a)         The Borrower shall pay to each Lender, in respect of each Interest Period and without need for demand, interest on the outstanding principal amount of the Loans made available by such Lender, at an annual rate equal to the TIIE for the relevant Interest Period plus the Applicable Margin (the “Interest Rate”).

(b)         If the Central Bank of Mexico shall have temporarily or permanently discontinued the publication of the TIIE, the interest rate applicable in respect of any Interest Period shall be equal to the annual interest rate for new issues of 28 (twenty-eight) day Treasury Certificates most recently published by the Central Bank of Mexico in its Internet page prior to the commencement of the relevant Interest Period, plus the Applicable Margin.

(c)         If the Central Bank of Mexico shall have temporarily or permanently discontinued the publication of both the TIIE and the rate referred to in paragraph (b) above, the interest rate applicable in respect of any Interest Period shall be equal to the Cost of Peso-Denominated Funds (Costo de Captación a Plazo de Pasivos Denominados en Pesos) most recently published by the Central Bank of Mexico in its Internet page prior to the commencement of the relevant Interest Period, plus the Applicable Margin.

(d)          If the Central Bank of Mexico shall have temporarily or permanently discontinued the publication of the TIIE and the rates referred to in paragraphs (b) and (c) above, the applicable interest rate shall be the interest rate published by the Central Bank of Mexico in lieu of the interest rate referred to in paragraph (c) above, plus the Applicable Margin.

(e)          Any substitute rate applicable pursuant to paragraphs (b), (c) and (d) above, shall cease to be in effect beginning on the first Interest Period immediately following the date on which the Central Bank of Mexico resumes publication of the TIIE.

(f)          Interest shall be due and payable on the last Business Day of each Interest Period (each such date, an “Interest Payment Date”); provided, that the last Interest Payment Date shall occur on the relevant Maturity Date.

(g)         Any and all interest due and payable under the Amended and Restated Credit Agreement shall be calculated based on the number of days actually elapsed in a year comprised by 360 (three hundred sixty) days, including the first but excluding the last day thereof.

Late Interest.

(a)         If any amount due and payable under the Amended and Restated Credit Agreement or the Promissory Notes is not paid when due, such amount shall accrue late interest from the date on which it became due to the date on which it shall have been paid in full, at an annual rate equal to the Interest Rate for the relevant period, multiplied by two (2) (the “Late Interest Rate”).

(b)         The daily amount of late interest accrued by any past due amount shall be determined by multiplying such amount by the quotient of dividing the Late Interest Rate by 360 (three hundred sixty), which late interest shall be due and payable on demand by the Borrower based on the actual number of days elapsed and for so long as a default shall have occurred and be continuing.

Repayment.

(a)         The Borrower shall repay to each Lender the principal outstanding portion of Tranche 1 funded by such Lender in 72 (seventy-two) consecutive monthly installments, each in an amount equal to the product of multiplying the disbursed amount of Tranche 1 by the percentage set forth in the schedule as with respect to the relevant Payment Date, beginning on the Payment Date immediately following the Effective Date of the Amended and Restated Credit Agreement (the last such date, the “Tranche 1 Maturity Date”).

(b)         The Borrower shall repay to each Lender the principal outstanding portion of Tranche 2 funded by such Lender in 84 (eighty-four) consecutive monthly installments, each in an amount equal to the product of multiplying the disbursed amount of Tranche 2 by the percentage set forth in the schedule as with respect to the relevant Payment Date, beginning on the Payment Date immediately following the Effective Date of the Amended and Restated Credit Agreement (the last such date, the “Tranche 2 Maturity Date”).

Prepayments of Principal.

(a)         The Borrower shall be entitled to repay the principal amount of the Loans, together with any accrued but unpaid interest thereon and any other amounts due and payable in connection therewith pursuant to the Amended and Restated Credit Agreement, prior to its scheduled maturity, upon written notice to each Lender at least 10 (ten) Business Days prior to the proposed date of repayment of such principal.

(b)         The principal amount of the Loans, net of any applicable taxes, shall be subject to prepayment by the Borrower in the event of and with the proceeds from:

(i)         any sale, assignment or other transfer of assets by GCS or any of its Subsidiaries (including the Co-Obligors), other than (1) any sale of its inventories in the ordinary course consistent with its past practice and (2) any sale of assets representing, in a single transaction or a series of successive transactions, in any fiscal year, less than $10,000,000 (ten million Dollars) or its equivalent in any other currency, provided that the proceeds of such sale are used to purchase new assets within 180 (one hundred eighty) days from the drawdown date;

(i)         the issuance of any Equity Interest or the issuance or incurrence of any Indebtedness by GCS or its Subsidiaries (including the Co-Obligors), other than any Indebtedness permitted by paragraph (a) of Article Twelve, for purposes other than the repayment of the Loans;

(ii)        the transfer of any Equity Interest in its Subsidiaries;

(iii)       any amount received by GCS or any of its Subsidiaries (including the Co-Obligors) as adjustment to the purchase price or as indemnification under the Acquisition Documents;

(iv)       any insurance proceeds received in connection with the occurrence of an insured event, to the extent not used to replace the relevant assets; and

(v)        100% (one hundred percent) of the Cash Surplus, if the Net Indebtedness/EBITDA Ratio shall be greater than 2.5 to 1, or 50% (fifty-percent) of the Cash Surplus, if the Net Indebtedness/EBITDA Ratio shall be equal to or lower than 2.5 to 1, which amount shall in either case be due and payable within 10 (ten) Business Days from the delivery of the quarterly financial information referred to in paragraph (b) of Article Eleven).

(c)          Subject to paragraph (b) of Article Nine, all prepayments shall be allocated to repay the Loans in inverse order to their maturity. If the prepaid amount shall be equal to or less than $50,000,000 (fifty million Dollars) or its equivalent in any other currency, 50% (fifty percent) of such amount shall be allocated to repay Tranche 1 and the remaining 50% (fifty percent) shall be allocated to repay Tranche 2, on a pro rata basis taking into consideration the outstanding amount of the Loans funded by each Lender. If the prepaid amount shall exceed 50,000,000 (fifty million Dollars) or its equivalent in any other currency, the Borrower shall have the right to determine the percentage of such amount that shall be allocated to repay the Loans, or to repay Tranche 1 or Tranche 2. If the Net Indebtedness/EBITDA Ratio shall then be equal to or lower than 2.5 to 1, 30% (thirty percent) of the prepayment shall be allocated to repay Tranche 1 and the remaining 70% (seventy percent) shall be allocated to repay Tranche 2, regardless of the amount of such prepayment, on a pro rata basis taking into consideration the outstanding amount of the Loans funded by each Lender.

(d)         To the extent that any prepayment is made on a Payment Date, the Borrower shall not be required to pay any fee or penalty to the Lenders. If a prepayment shall occur on a date other than a Payment Date, the Borrower shall pay to each Lender any and all costs and expenses incurred by the latter in connection therewith, within 15 (fifteen) days from the receipt of demand therefor from the relevant Lender; provided, that such Lender shall have delivered to the Borrower a document containing a reasonably detailed breakdown of the calculation of the relevant charges, which document shall have binding effect absent any calculation error.

(e)          If the Borrower shall have failed to make any prepayment following the delivery of notice thereof to the Lenders, the Borrower shall pay to each Lender, upon demand, any and all costs and expenses incurred by the latter in connection with such repayment, provided that such Lender shall have delivered to the Borrower a reasonably detailed description of such cost or expense.

Joint and Several Obligations.

(a)          Pursuant to articles 1,987 (one thousand nine hundred eighty-seven), 1,988 (one thousand nine hundred eighty-eight) and other applicable provisions of the Federal Civil Code (Código Civil Federal), and the corresponding articles of the civil codes for the Federal District and all states of the Mexican Republic, each Co-Obligor has agreed to be held jointly and severally liable with the Borrower for the payment, when due, of the principal amount of, interest on, and any fees or other amounts due and payable hereunder and under the Promissory Notes and the other Loan Documents, irrespective of whether their joint and several obligations are expressly set forth in the relevant articles of the Amended and Restated Credit Agreement, the Promissory Notes or the other Loan Documents. Accordingly, the Lenders shall be entitled to demand payment of any such amount, indistinctly, to the Borrower and/or any of the Co-Obligors, either jointly or individually.

(b)         In addition to its obligations pursuant to the preceding paragraph, each Co-Obligor has agreed to execute, as guarantor, any and all Promissory Notes issued under the Amended and Restated Credit Agreement.

(b)         If any Co-Obligor shall have paid any amount on behalf of the Borrower, the Borrower and the Co-Obligors have agreed not to seek the recovery of such amount from the other Co-Obligors unless and until the Lenders shall have received payment of any and all amounts due and payable thereto pursuant to the Amended and Restated Credit Agreement, the Promissory Notes and the other Loan Documents.

Certain Acceleration Events.

(a)         Payment Defaults. If the Borrower or any Co-Obligor shall have failed to pay when due any principal, interest or other amounts (including any fees) payable by it pursuant to the Amended and Restated Credit Agreement, the Promissory Notes or any of the other Loan Documents.

(b)         Representations and Information. If any of the representations of the Borrower or any Co-Obligor under the Amended and Restated Credit Agreement, any of the Loan Documents or any certificate, financial statement or other document provided or delivered under the Amended and Restated Credit Agreement or any Loan Document, or any information or document provided by the Buyer or any Co-Obligor pursuant thereto, shall prove incomplete, incorrect, false or misleading in any material respect.

(c)         Other Defaults. If the Borrower or any Co-Obligor shall have defaulted with the performance of its obligations under paragraphs (b)(i), (b)(ii), (b)(iii) or (b)(iv) of Article Eleven, and such default shall have remained uncured for a period of 30 (thirty) days, under paragraph (d) thereof, and such default shall have remained uncured for a period of 30 (thirty) days, under paragraph (e) thereof, and such default shall have remained uncured for a period of 5 (five) days, under paragraph (f) thereof, and such default shall have remained uncured for a period of 15 (fifteen) days, under paragraph (h) thereof, and such default shall have remained uncured for a period of 30 (thirty) days, under paragraph (m) thereof, and such default shall have remained uncured for a period of 30 (thirty) days, or under paragraph (n) thereof, and such default shall have remained uncured for a period of 15 (fifteen) days, or with any of its other obligations under the Amended and Restated Credit Agreement (other than those referred to in paragraphs (a) or (c) above) or under the other Loan Documents, and such default shall have remained uncured for a period of 30 (thirty) days, in each such case from the earlier of (i) the date on which any Authorized Officer of the Borrower acquired knowledge of such default or (ii) the delivery of a notice of default by any Lender to the Borrower.

(d)         Default with Other Indebtedness. (i) If the Borrower, any of its Subsidiaries or any Co-Obligor shall have defaulted in the performance of its obligations orin an event of default shall have occurred under any indenture, agreement or credit or other similar instrument relating to any Indebtedness incurred by any of them (other than the Indebtedness incurred pursuant to the Amended and Restated Credit Agreement, the Promissory Notes and the other Loan Documents) in an amount equal to or in excess of $5,000,000 (five million Dollars) or its equivalent in any other currency (based on the prevailing exchange rate for such currency as of the relevant determination date), which default or event of default could give rise to the acceleration of such Indebtedness, or (ii) if the Borrower, any of its Subsidiaries or any Co-Obligor shall have failed to pay when due the principal of, interest on, or any other amount payable by it in connection with any Indebtedness incurred by any of them (other than the Indebtedness incurred pursuant to the Amended and Restated Credit Agreement, the Promissory Notes and the other Loan Documents).

(e)         Defaults with Authorities. If the Borrower, any of its Subsidiaries or any Co-Obligor shall have defaulted in the performance of any obligation with any Governmental Authority, including, without limitation, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), the Internal Revenue System (Sistema de Administración Tributaria), the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social), the Institute for the National Workers’ Housing Fund (Instituto del Fondo Nacional para la Vivienda de los Trabajadores) or the Retirement Savings System (Sistema de Ahorro para el Retiro), in an amount exceeding, individually or in the aggregate, $5,000,000 (five million Dollars) or its equivalent in any other currency (based on the prevailing exchange rate for such currency as of the relevant determination date), and such default shall have remained uncured for a period of 15 (fifteen) days.

(f)         Defaults Under Other Agreements. If the Borrower, any of its Subsidiaries or any Co-Obligor shall have defaulted or in an event of default shall have occurred under any payment obligation to its suppliers, in an amount exceeding, individually or in the aggregate, $10,000,000 (ten million Dollars) or its equivalent in any other currency (based on the prevailing exchange rate for such currency as of the relevant determination date), whether in a single occurrence or during any given year.

(g)        Authorizations. If any governmental or other license, consent, registration, concession, permit or authorization necessary for the Borrower, any of its Subsidiaries or any Co-Obligor to conduct its business as conducted as of the date of the Amended and Restated Credit Agreement, or for the execution and performance by it or the validity or enforceability of the Amended and Restated Credit Agreement, the Promissory Notes or any of the other Loan Documents, shall have not been obtained or maintained, shall have been revoked or amended, or shall have ceased to be valid.

(h)         Insolvency. (i) If the Borrower, any of its Subsidiaries or any Co-Obligor shall have filed for or entered reorganization (concurso mercantil), insolvency, bankruptcy or debtor relief proceedings seeking (A) to be adjudicated under reorganization, bankrupt, insolvent, under dissolution or liquidation, or subject to court relief as with respect of itself or its debts, under any present or future law of any country (whether in Mexico or abroad), or (B) the appointment of a receiver, mediator, intervenor, visitator, custodian, administrator, conservator or other similar officer, in respect of all or a substantial portion of its assets, or shall have made a general assignment for the benefit of its creditors; (ii) if any of the actions or proceedings referred to in (i) above shall have been commenced against the Borrower, any of its Subsidiaries or any Co-Obligor, and such action or proceeding (A) shall have resulted in the issuance of a court relief, reorganization (concurso mercantil), insolvency or other similar order, or in the appointment of an officer responsible of performing any duties associated with such court relief or insolvency, and (B) such action or proceeding shall have remained undismissed or unstayed for a period of 60 (sixty) days; or (iii) if any action or proceeding seeking the issuance of an order of attachment, execution or other similar process in respect of all or a substantial portion of its assets, shall have resulted in the issuance of any such order, and such order shall have remained undismissed or unstayed for a period of 60 (sixty) days from its date of issue; or (iv) if the Borrower, any of its Subsidiaries or any Co-Obligor shall be generally unable or shall have acknowledged in writing its general inability to pay its debts upon their maturity; or (v) if any decision as with respect to the dissolution or liquidation of the Borrower any of its Subsidiaries or any Co-Obligor, shall have been issued.

(i)          Court Decisions. If any court shall have issued against the Borrower, any of its Subsidiaries or any Co-Obligor, a final, non-appealable decision requiring it to pay an amount of money in excess, whether individually or in the aggregate, of $10,000,000 (ten million Dollars) or its equivalent in any other currency (based on the prevailing exchange rate for such currency as of the relevant determination date), and such decision shall have remained unstayed or unsatisfied for a period of 60 (sixty) days from its date of issue, except where its obligations thereunder have been adequately secured or the enforcement of such order has been stayed or is being contested by it through the appropriate proceedings available to it under the applicable laws, and where it has created adequate reserves in respect thereof in accordance with the Financial Reporting Standards.

(j)          Validity of the Amended and Restated Credit Agreement and the Loan Documents. (i) If the Borrower, any of its Subsidiaries or any Co-Obligor shall have challenged the validity or enforceability of any Loan Document or (ii) if any judicial, arbitration or administrative proceedings challenging the validity or enforceability of any Loan Document shall have been commenced.

(k)         Material Adverse Effect. If there shall have occurred any circumstance, event or condition which could have a material and adverse effect on (a) the activities, condition (financial or otherwise), business operations, property or prospects of the Borrower, any of its Subsidiaries or any Co-Obligor, whether individually or taken as a whole, or (b) the validity or enforceability of any Loan Document or the rights of any Lender thereunder, or the ability of the Borrower or any of the Co-Obligors to satisfy its obligations under the Amended and Restated Credit Agreement, the Promissory Notes or the other Loan Documents (each, a “Material Adverse Effect”).

(l)          Collateral. If any security interest on the property and rights subject matter of the Collateral Documents shall have ceased to be in full force and effect or to constitute a duly perfected, first priority guaranty in favor of the Mexican Collateral Agent, the Chilean Collateral Agent or the Lenders, as with respect to any other creditor of the Borrower, the Co-Obligors or the parties who provided the relevant guaranty.

(m)        Expropriation. If any Governmental Authority shall have nationalized, seized, assumed the control of or otherwise expropriated all or a substantial portion of the property of or any shares of stock issued or held by the Borrower, any of its Subsidiaries or any Co-Obligor, or shall have taken any action (including any of the aforementioned actions) which prevents the Borrower or any Co-Obligor from performing its obligations under the Amended and Restated Credit Agreement, the Promissory Notes or the other Loan Documents, other than the nationalization, seizure, assumption of control or expropriation of any property with a market value of less than $10,000,000 (ten million Dollars) or its equivalent in any other currency (based on the prevailing exchange rate for such currency as of the relevant determination date).

(n)         Change in Control. If a Change in Control shall have occurred.

Legality; Increased Costs.

(a)         If as a result of the amendment of any law, regulation, rule or other provision applicable to any Lender or office thereof responsible for managing and funding the Loans, or of any change in the interpretation of any of the above by any competent court or Governmental Authority, in each case subsequent to the date of execution of the Amended and Restated Credit Agreement, it shall become illegal for such Lender to make or maintain in effect the Loans, the Borrower, upon request of such Lender, shall immediately and without being subject to any penalty prepay to such Lender, directly, the outstanding amount of its Loans, together with any and all interest accrued thereby, any other amount payable in connection therewith, and the amount of any additional costs or expenses incurred by such Lender as a result of such prepayment.

(b)         If as a result of the amendment of any law, regulation, rule or other provision applicable to any Lender or office thereof responsible for managing and funding the Loans (including, without limitation, as with respect to any capitalization, reserves or deposit requirement, ordinary or extraordinary contribution (payable to a Governmental Authority), taxes or other conditions applicable to such Lender, but excluding any provision as with respect to the income taxes or other similar taxes payable by such Lender (or by its successors, participants or assignees pursuant to Article Sixteen of the Amended and Restated Credit Agreement) based on its total income or assets pursuant to the laws, regulations and other provisions applicable to such Lender), or of any change in the interpretation of any of the above by any competent court or Governmental Authority, in each case subsequent to the date of execution of the Amended and Restated Credit Agreement, the cost for such Lender of making or maintaining in effect the Loans shall have increased, or the amounts received or receivable by such Lender shall have decreased, the Borrower, upon request of such Lender, shall pay thereto, on the last day of the then current Interest Period or the date occurring 10 (ten) Business Days from the Lender’s request, whichever occurs later, any and all such reasonable and properly documented amounts as may be necessary to compensate such Lender for such cost increase or revenue decrease. The Lender’s request shall include a description of the reasons of such increased costs or reduced income, and all relevant calculations; provided, that absent any calculation error the determination made by such Lender shall be conclusive and binding upon the Borrower.

(c)         The Lenders have agreed to make reasonable efforts to avoid incurring in any of the legal violations, cost increases or revenue decreases referred to hereinabove, including, exclusively and to the extent practicable, by reassigning the administration of the Loans to a different office; provided that such reassignment does not involve a material cost for the relevant Lender.

Agency; Mexican Collateral Agent and Chilean Collateral Agent.

(A)        Mexican Collateral Agent.

The Lenders have confirmed the mandate granted to HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Trust Division, under the original Credit Agreement, to serve as Mexican Collateral Agent on behalf of the Lenders pursuant to Title Three, Chapter One of the Commerce Code (Código de Comercio), and to carry out in such capacity, through its legal representatives, any and all acts relating to the Collateral Documents in accordance with the terms set forth in the Amended and Restated Credit Agreement and the Collateral Documents, in Mexico and any other jurisdiction; and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Trust Division, has confirmed its acceptance of such mandate.

(B)         Chilean Collateral Agent.

The Lenders have confirmed and, in the event of assignment of the Amended and Restated Credit Agreement in accordance with the terms thereof, the assignor and any assignee, shall be deemed to have confirmed the commercial mandate granted to HSBC Bank (Chile) to serve as “Chilean Collateral Agent” pursuant to Article 18 of Chile’s Law No. 20.190, enacted June 5, 2007, the provisions relating to such type of mandates contained in Chile’s Commerce Code (Código de Comercio) and Civil Code (Código Civil), and the provisions of the original Credit Agreement, and in such capacity to represent them in connection with the creation, amendment or termination of the Chilean Pledge Agreements, exercise their rights under the Chilean Pledge Agreements and, absent any specific provision in the Amended and Restated Credit Agreement, to proceed in accordance with the express, written instructions of the Lenders. Notwithstanding the above, the Chilean Collateral Agent shall not be precluded for any reason whatsoever from being a Lender under the Amended and Restated Credit Agreement, and shall be entitled to act as any other Lender.

Governing Law.

The Amended and Restated Credit Agreement is governed by the laws of Mexico.

Jurisdiction.

For purposes of the interpretation and enforcement of the Amended and Restated Credit Agreement, the parties have submitted to the jurisdiction of the competent courts in Mexico City, Federal District, and have waived any other jurisdiction to which they may be entitled

Special Waiver.

To the extent applicable, the parties have irrevocably waived their right to file action to rebalance their obligations under the Amended and Restated Credit Agreement and the Loan Documents pursuant to articles 1,796 and 1,796-Bis of the Civil Code for the Federal District and the corresponding articles of the civil codes for all the states of Mexico.